FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 18, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

17 March 2011

Annual Review and Summary Financial Statement 2010
Annual Report and Accounts 2010
Notice of 2011 Annual General Meeting and Form of Proxy
FSA Remuneration Disclosures at 31 December 2010

Copies of the Annual Review and Summary Financial Statement 2010, the Annual Report and Accounts 2010 and the Notice of 2011 Annual General Meeting and Form of Proxy for The Royal Bank of Scotland Group plc (the "Group") have been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

These documents are being mailed to shareholders and are available on the Group's website at www.rbs.com/annualreport

The Notice of 2011 Annual General Meeting includes a Resolution to amend the Articles of Association.  A copy of the draft amendment has been forwarded to the Financial Services Authority in accordance with Disclosure and Transparency Rule 6.1.2 and is set out in full in the Notice of 2011 Annual General Meeting available on our website at www.rbs.com/annualreport

The Group's FSA Remuneration Disclosures as at 31 December 2010 (prepared in accordance with the FSA's Handbook for banks, buildings societies and investment firms 11.5.18 (1) to (7)) are also available on the Group's website at www.rbs.com/annualreport

Questions and Answers arising from the Group's recent Shareholder Consultation on its Remuneration Approach for 2011 are also available on the Group's website at www.investors.rbs.com/shareholder_services/corporategovernance.cfm

For the purpose of compliance with the Disclosure and Transparency Rules, this announcement also contains risk factors and details of related party transactions extracted from the Annual Report and Accounts 2010 in full unedited text. Page references in the text refer to page numbers in the Annual Report and Accounts 2010.

Risk factors
Set out below are certain risk factors which could adversely affect the Group's future results and cause them to be materially different from expected results. The Group's results could also be affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

The company and its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures under the Banking Act 2009.
Under the Banking Act 2009 (the "Banking Act"), substantial powers have been granted to HM Treasury, the Bank of England and the FSA (together, the "Authorities") as part of a special resolution regime (the "SRR"). These powers enable the Authorities to deal with UK banks, building societies and other institutions with permission to accept deposits pursuant to Part IV of the Financial Services and Markets Act 2000 ("FSMA") (each, a "relevant entity") where the conditions set out in the next paragraph headed "The SRR may be triggered prior to the insolvency of the company or its UK bank subsidiaries" are met. The SRR consists of three stabilisation options and two insolvency and administration procedures applicable to UK banks which may be commenced by the Authorities. The stabilisation options provide for: (i) transfer of all or part of the business of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a "bridge bank" established by the Bank of England; and (iii) temporary public ownership (nationalisation) of the relevant entity or its UK-incorporated holding company. In each case, the Authorities have been granted wide powers under the Banking Act including powers to modify contractual arrangements in certain circumstances and powers for HM Treasury to disapply or modify laws (with possible retrospective effect) to enable the powers under the Banking Act to be used effectively. The following paragraphs of this risk factor headed "The company and its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures under the Banking Act 2009" set out some of the possible consequences of the exercise of those powers under the SRR.

The SRR may be triggered prior to the insolvency of the company or its UK bank subsidiaries.
The purpose of the stabilisation options is to address the situation where all or part of the business of a relevant entity has encountered, or is likely to encounter, financial difficulties. Accordingly, the stabilisation options may only be exercised if (a) the FSA is satisfied that a relevant entity such as the company's UK banking subsidiaries, including the Royal Bank and NatWest, is failing, or is likely to fail, to satisfy the threshold conditions within the meaning of section 41(1) of the FSMA (which are the conditions that a relevant entity must satisfy in order to retain its authorisation to perform regulated activities), (b) following consultation with the other Authorities, the FSA determines that it is not reasonably likely that (ignoring the stabilisation options) action will be taken that will enable the relevant entity to satisfy those threshold conditions, and (c) the Authorities consider the exercise of the stabilisation options to be necessary, having regard to certain public interest considerations (such as the stability of the UK financial systems, public confidence in the UK banking systems and the protection of depositors). It is therefore possible that one of the stabilisation options could be exercised prior to the point at which any insolvency proceedings with respect to the relevant entity (such as the Royal Bank or NatWest) or the company could be initiated.

The stabilisation options may be exercised by means of powers to transfer property, rights or liabilities of a relevant entity and shares and other securities issued by a relevant entity. HM Treasury may also take the parent company of a relevant entity (such as the company) into temporary public ownership provided that certain conditions are met. Temporary public ownership is effected by way of a share transfer order and can be actioned irrespective of the financial condition of the parent company.

Various actions may be taken in relation to any securities issued by the company without the consent of the holders thereof.
If HM Treasury decides to take the company into temporary public ownership, it may take various actions in relation to any securities issued by the company (the "Securities") without the consent of holders of the Securities, including (among other things):

(i) transferring the Securities free from any contractual, legislative or other restrictions on transfer;
(ii) transferring the Securities free from any trust, liability or other encumbrance;
(iii) extinguishing any rights to acquire Securities;
(iv) delisting the Securities;
(v) converting the Securities into another form or class (the scope of which power is unclear, although may include, for example, conversion of the Securities into equity securities);
(vi) disapplying any termination or acceleration rights or events of default under the terms of the Securities which would be triggered by the transfer or certain related events; or
(vii)where property is held on trust, removing or altering the terms of such trust.

Where HM Treasury has made a share transfer order in respect of securities issued by the holding company of a relevant entity, HM Treasury may make an order providing for the property, rights or liabilities of the holding company or of any relevant entity in the holding company group to be transferred and where such property is held on trust, removing or altering the terms of such trust.

The taking of any such actions may adversely affect the rights of holders of the Securities, the price or value of their investment in the Securities and/or the ability of the company to satisfy its obligations under the Securities and/or contracts related to the Securities. Where the transfer powers are effected, HM Treasury is required to make certain compensation or resolution fund orders and holders of Securities may have a claim for compensation under one of the compensation schemes contemplated by the Banking Act if any action is taken in respect of the Securities (and if the relevant order provides for the amount of compensation payable to be determined by an independent valuer, then for the purposes of determining an amount of compensation, the independent valuer must disregard actual or potential financial assistance provided by the Bank of England or HM Treasury). However, there can be no assurance that compensation would be assessed to be payable or that holders of the Securities would recover any compensation promptly and/or equal to any loss actually incurred.

Contractual arrangements between the company, other companies within the Group and/or the bridge bank or private sector purchaser may be created, modified or cancelled.
If the company were taken into temporary public ownership and a partial transfer of its or any relevant entity's business were effected, or if a relevant entity were made subject to the SRR and a partial transfer of its business to another entity were effected, the transfer may directly affect the company and/or its Group companies by creating, modifying or cancelling its or their contractual arrangements with a view to ensuring the provision of such services and facilities as are required to enable the bridge bank or private sector purchaser to operate the transferred business (or any part of it) effectively. For example, the transfer may (among other things) (i) require the company or Group companies to support and co-operate with the bridge bank or private sector purchaser; (ii) cancel or modify contracts or arrangements between the company or the transferred business and a Group company; or (iii) impose additional obligations on the company under new or existing contracts. There can be no assurance that the taking of any such actions would not adversely affect the ability of the company to satisfy its obligations under the issued Securities or related contracts.

A partial transfer of the company's business may result in a deterioration of its creditworthiness.
If the company were taken into temporary public ownership and a partial transfer of its or any relevant entity's business were effected, or if a relevant entity were made subject to the SRR and a partial transfer of its business to another entity was effected, the nature and mix of the assets and liabilities not transferred may adversely affect the company's financial condition and increase the risk that the company may eventually become subject to administration or insolvency proceedings pursuant to the Banking Act. In such circumstances, holders of Securities may have a claim for compensation under one of the compensation schemes contemplated by the Banking Act, but there can be no assurance that compensation would be assessed to be payable or that such holders would recover any compensation promptly and/or equal to any loss actually incurred.

While the main provisions of the Banking (Special Provisions) Act 2008 were in force, which conferred certain transfer powers on HM Treasury, the UK Government took action under that Act in respect of a number of UK financial institutions, including, in extreme circumstances, full and partial nationalisation. There have been concerns in the market in recent years regarding the risks of such nationalisation in relation to the company and other UK banks. If economic conditions in the UK or globally were to deteriorate, or the events described in the following risk factors were to occur to such an extent that they had a materially adverse impact on the financial condition, perceived or actual credit quality, results of operations or business of any of the relevant entities in the Group, the UK Government may decide to take similar action in relation to the company under the Banking Act. Given the extent of the Authorities' powers under the Banking Act, it is difficult to predict the effect that such actions might have on the Group and any securities issued by the company or Group companies. However, potential impacts may include full nationalisation of the company, the total loss of value in Securities issued by the company and the inability of the company to perform its obligations under the Securities.

If a relevant stabilisation option were effected in respect of the company or the stabilisation options were effected in respect of a relevant entity or its business within the Group, HM Treasury would be required to make certain compensation or resolution fund orders, which would depend on the stabilisation power adopted. For example, in the event that the Bank of England were to transfer some of the business of a relevant entity to a bridge bank, HM Treasury would have to make a resolution fund order including a third party compensation order pursuant to the Banking Act (Third Party Compensation Arrangements for Partial Property Transfers) Regulations 2009. However, there can be no assurance that compensation would be assessed to be payable or that holders of the Securities would recover any compensation promptly and/or equal to any loss actually incurred.

The Group's businesses, earnings and financial condition have been and will continue to be affected by the global economy and instability in the global financial markets.
The performance of the Group has been and will continue to be influenced by the economic conditions of the countries in which it operates, particularly the UK, the US and other countries throughout Europe and Asia. The outlook for the global economy over the near to medium term remains challenging, particularly in the UK, the US and other European economies. In addition, the global financial system has yet to fully overcome the difficulties which first manifested themselves in August 2007 and financial markets conditions have not yet fully normalised. These conditions led to severe dislocation of financial markets around the world and unprecedented levels of illiquidity in 2008 and 2009, resulting in the development of significant problems at a number of the world's largest corporate institutions operating across a wide range of industry sectors, many of which are the Group's customers and counterparties in the ordinary course of its business. In response to this economic instability and market illiquidity, a number of governments, including the UK Government, the governments of the other EU member states and the US Government intervened in order to inject liquidity and capital into the financial system, and in some cases, to prevent the failure of these institutions.

Despite such measures, the volatility and disruption of the capital and credit markets have continued, with many forecasts predicting only modest levels of GDP growth in the near to medium term. Similar conditions are likely to exist in a number of the Group's key markets, including those in the US and Europe, particularly Ireland. These conditions have exerted, and may continue to exert, downward pressure on asset prices and on availability of credit for financial institutions and upward pressure on the cost of credit for financial institutions, including the company, the Royal Bank, RBS Holdings N.V. and The Royal Bank of Scotland N.V., and will continue to impact the credit quality of the Group's customers and counterparties. Such conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the Group to incur losses or to experience further reductions in business activity, increased funding costs and funding pressures, lower prices of the ordinary shares, decreased asset values, additional write-downs and impairment charges and lower profitability.

In particular, the performance of the Group may be affected by economic conditions impacting EU member states. For example, the financial problems recently experienced by the governments of certain EU member states (including Greece and Ireland) may lead to the issuance of significant volumes of debt by such member states and European Union entities, which may in turn reduce demand for debt issued by financial institutions and corporate borrowers. This, as well as credit rating downgrades experienced by such member states, could adversely affect the Group's access to the debt capital markets and may increase the Group's funding costs, which could have a material adverse impact on the Group's earnings, cash flow and financial condition. In addition, EU member states in which the Group operates have agreed to provide financial assistance to certain member states, currently Greece and Ireland, and may be required to provide financial assistance to other EU member states in the future, which may in turn have a negative impact on the financial condition of those EU member states providing the assistance. The Group's exposure to the economies of such member states, in particular Ireland, has resulted in the Group making significant provisions. Should the adverse economic conditions currently faced by such member states be replicated in other EU member states, the risks discussed above would be exacerbated.

In addition, the Group will continue to be exposed to the risk of loss if major corporate borrowers or counterparty financial institutions fail or are otherwise unable to meet their obligations. The Group is currently exposed to country concentration risk in the US, the UK and the rest of Europe and certain business sector concentration risk relating to personal and banking and financial institution exposures. The Group's performance may also be affected by future recovery rates on assets and the historical assumptions underlying asset recovery rates, which (as has already occurred in certain instances) may no longer be accurate given the unprecedented market disruption and general economic instability. The precise nature of all the risks and uncertainties the Group faces as a result of current economic conditions cannot be predicted and many of these risks are outside the control of the Group.

The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan and is prohibited from making discretionary dividend or coupon payments on existing hybrid capital instruments (including preference shares and B shares) which may impair the Group's ability to raise new Tier 1 capital.
The Group was required to obtain State Aid approval for the aid given to the Group by HM Treasury as part of the placing and open offer undertaken by the company in December 2008 (the "First Placing and Open Offer"), the issuance of £25.5 billion of B shares in the capital of the company (the "B shares") which are, subject to certain terms and conditions, convertible into ordinary shares of the company to HM Treasury, a contingent commitment by HM Treasury to subscribe (the "Contingent Subscription") for up to an additional £8 billion of B shares (the "Contingent B shares") if certain conditions are met and the Group's participation in the Asset Protection Scheme (the "APS") (the "State Aid").  In that context, as part of the terms of the State Aid approval, the Group, together with HM Treasury, agreed the terms of a restructuring plan (the "State Aid restructuring plan").

As part of the State Aid restructuring plan, there is a prohibition on the making of discretionary dividend (including preference shares and B shares) or coupon payments on existing hybrid capital instruments for a two-year period which commenced on 30 April 2010. These restrictions will prevent the company, the Royal Bank and other Group companies (other than companies in the RBS Holdings N.V. group, (which was renamed from ABN AMRO Holding N.V. on 1 April 2010) which are subject to different restrictions) from paying dividends on their preference shares and coupons on other Tier 1 securities, and the company from paying dividends on its ordinary shares, for the same duration, and it may impair the Group's ability to raise new capital through the issuance of ordinary shares and other securities issued by the company.

The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan, including required asset disposals. In particular, the Group agreed to undertake a series of measures to be implemented over a four-year period from December 2009, which include disposing of RBS Insurance, the Group's insurance division (subject to potentially maintaining a minority interest until the end of 2014). The company also agreed to divest its global card payment services business, Global Merchant Services ("GMS"), by the end of 2013, subject to the company retaining up to 20 per cent. of GMS if required by the purchaser, its interest in RBS Sempra Commodities LLP ("RBS Sempra Commodities"), the Group's joint venture with Sempra Energy and a leading global commodities trader and the Royal Bank branch-based business in England and Wales and the NatWest branches in Scotland, along with the Direct small and medium-size enterprise (SME) customers and certain mid-corporate customers across the UK. The Group has progressed with certain of these disposals over the course of 2010. For further information, see "Material Contracts". There is no assurance that the price that the Group receives or has received for any assets sold pursuant to the State Aid restructuring plan will be at a level the Group considers adequate or which it could obtain in circumstances in which the Group was not required to sell such assets in order to implement the State Aid restructuring plan or if such sale were not subject to the restrictions contained in the terms thereof. Further, if the Group fails to complete any of the required disposals within the agreed timeframes for such disposals, under the terms of the State Aid approval, a divestiture trustee may be empowered to conduct the disposals, with the mandate to complete the disposal at no minimum price.

Furthermore, if the Group is unable to comply with the terms of the State Aid approval, it could constitute a misuse of aid. In circumstances where the European Commission doubts that the Group is complying with the terms of the State Aid approval, it may open a formal investigation. At the conclusion of any such investigation, if the European Commission decided that there had been misuse of aid, it could issue a decision requiring HM Treasury to recover the misused aid which could have a material adverse impact on the Group.

In implementing the State Aid restructuring plan, the Group will lose existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the Group's business arising from implementing the State Aid restructuring plan) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals. Further, the loss of such revenues and related income may extend the time period over which the Group may pay any amounts owed to HM Treasury under the APS or otherwise. The implementation of the State Aid restructuring plan may also result in disruption to the retained business and give rise to significant strain on management, employee, operational and financial resources, impacting customers and employees and giving rise to separation costs which could be substantial.

The implementation of the State Aid restructuring plan may result in the emergence of one or more new viable competitors or a material strengthening of one or more of the Group's existing competitors in the Group's markets. The effect of this on the Group's future competitive position, revenues and margins is uncertain and there could be an adverse effect on the Group's operations and financial condition and its business generally.

If any or all of the risks described above, or any other currently unforeseen risks, materialise, there could be a materially adverse impact on the Group's business, operations, financial condition, capital position and competitive position.

The Group's ability to implement its strategic plan depends on the success of the Group's refocus on its core strengths and its balance sheet reduction programme.
In light of the changed global economic outlook, the Group is engaged in a financial and core business restructuring which is focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital intensive businesses. A key part of this restructuring is the programme announced in February 2009 to run-down and sell the Group's non-core assets and businesses and the continued review of the Group's portfolio to identify further disposals of certain non-core assets and businesses. Assets identified for this purpose and allocated to the Group's Non-Core division totalled £252 billion, excluding derivatives, as at 31 December 2008. At 31 December 2010, this total had reduced to £137.9 billion, excluding derivatives, largely as a result of the progress made in business disposals and portfolio sales during the course of 2010. This balance sheet reduction programme continues alongside the disposals under the State Aid restructuring plan approved by the European Commission.

Because the ability to dispose of assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which may remain challenging, there is no assurance that the Group will be able to sell or run-down (as applicable) those remaining businesses it is seeking to exit either on favourable economic terms to the Group or at all. Tax liabilities could arise on the disposal of assets. Furthermore, where transactions are entered into for the purpose of selling non-core assets and businesses, they may be subject to conditions precedent, including government and regulatory approvals and completion mechanics that in certain cases may entail consent from customers. There is no assurance that such conditions precedent will be satisfied, or consents and approvals obtained, in a timely manner or at all. There is consequently a risk that the Group may fail to complete such disposals by any agreed longstop date.

In addition, the Group may be liable for any deterioration in businesses being sold between the announcement of the disposal and its completion. In certain cases, the period between the announcement of a transaction and its completion may be lengthy and may span many months. Other risks that may arise out of the disposal of the Group's assets include ongoing liabilities up to completion of the relevant transaction in respect of the assets and businesses disposed of, commercial and other risks associated with meeting covenants to the buyer during the period up to completion, the risk of employee and customer attrition in the period up to completion, substantive indemnity obligations in favour of the buyer, the risk of liability for breach of warranty, the need to continue to provide transitional service arrangements for potentially lengthy periods following completion of the relevant transaction to the businesses being transferred and redundancy and other transaction costs. Further, the Group may be required to enter into covenants agreeing not to compete in certain markets for specific periods of time. In addition, as noted above in the context of the State Aid restructuring plan and in the context of other disposals, the Group will lose existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the Group's business arising from implementing the restructuring plans) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals.

Any of the above factors could negatively affect the Group's ability to implement its strategic plan and have a material adverse effect on the Group's business, results of operations, financial condition, capital ratios and liquidity and could result in a loss of value in the Securities.

Lack of liquidity is a risk to the Group's business and its ability to access sources of liquidity has been, and will continue to be, constrained.
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of enterprise specific factors, including an over-reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. During recent years, credit markets worldwide have experienced a severe reduction in liquidity and term-funding. During this time, the market perception of bank credit risk has changed significantly and banks that are deemed by the market to be riskier have issued debt at a premium to the cost of debt for banks that are perceived by the market as being safer. The uncertainty regarding the perception of credit risk across different banking groups also led to reductions in inter-bank lending, and hence, in common with many other banking groups, the Group's access to traditional sources of liquidity has been, and may again be, restricted. In addition, in common with other banking groups, the Group has experienced pressures to increase the average maturity of its wholesale funding. An increase in the maturity of wholesale funding has the effect of increasing the Group's overall cost of funding.

The Group's liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, controlling the mismatch of maturities and carefully monitoring its undrawn commitments and contingent liabilities. However, the Group's ability to access sources of liquidity (for example, through the issue or sale of financial and other instruments or through the use of term loans) during recent periods of liquidity stress has been constrained to the point where it, in common with many other banking groups, has had to rely on shorter term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. While money market conditions improved during the course of 2009 and 2010, with the Group seeing a material reduction of funding from central banks and the issuance of non-government guaranteed term debt, further tightening of credit markets could have a materially adverse impact on the Group. The Group, in common with other banking groups, may need to seek funds from alternative sources and potentially at higher costs than has previously been the case.

In addition, there is also a risk that corporate and financial institution counterparties with credit exposures may seek to reduce their credit exposures to banks, given current risk aversion trends. It is possible that credit market dislocation becomes so severe that overnight funding from non-government sources ceases to be available.

Like many banking groups, the Group relies on customer deposits to meet a considerable portion of its funding. Furthermore, as part of its ongoing strategy to improve its liquidity position, the Group is actively seeking to increase the proportion of its funding represented by customer deposits. However, such deposits are subject to fluctuation due to certain factors outside the Group's control, such as a loss of confidence, increasing competitive pressures for retail customer deposits or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. There is currently heavy competition among UK banks for retail customer deposits, which has increased the cost of procuring new deposits and impacted the Group's ability to grow its deposit base. An inability to grow, or any material decrease in, the Group's deposits could, particularly if accompanied by one of the other factors described above, have a materially adverse impact on the Group's ability to satisfy its liquidity needs unless corresponding actions were taken to improve the liquidity profile of other deposits or to reduce assets. Significant progress was made during the course of 2010 in reducing non-core asset levels. While the liquidity position of the Group may be materially adversely impacted if it is unable to achieve the run-off and sale of non-core and other assets and businesses as expected, the magnitude of this risk reduced during the course of 2010. Any significant delay in those plans may nevertheless require the Group to consider disposals of other assets not previously identified for disposal to achieve its funded balance sheet target level.

The Group has participated in governmental support schemes including the UK Government Credit Guarantee Scheme and the Special Liquidity Scheme. The Credit Guarantee Scheme closed for new issuance in February 2010 and the Special Liquidity Scheme closed for new transactions in January 2009. All of the Group's financing under the United Kingdom Government Credit Guarantee Scheme and the Special Liquidity Scheme matures in 2011 and 2012. As at 31 December 2010, the total amount outstanding of debt instruments issued by RBS which benefit from the United Kingdom Government Credit Guarantee scheme was £41.5 billion. The Group expects to mitigate the impact of this refinancing concentration through a combination of seeking funds from alternative sources, the continuation of the Group's balance sheet reduction programme and other reductions in the Group's net wholesale funding requirement. However, there can be no assurance that such mitigation efforts will be successful.

There can be no assurance that the measures described above, alongside other available measures, will succeed in improving the funding and liquidity in the markets in which the Group operates, or that these measures, combined with any increased cost of any funding currently available in the market, will not lead to a further increase in the Group's overall cost of funding or require the Group to consider disposals of other assets not previously identified for disposal to reduce its funding requirements, each of which could have a material adverse impact on the Group's financial condition and results of operations or result in a loss of value in the Securities.

The financial performance of the Group has been materially affected by deteriorations in borrower credit quality and it may continue to be impacted by any further deteriorations, including as a result of prevailing economic and market conditions, and legal and regulatory developments.
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group's businesses. Whilst some economies stabilised over the course of the last two years, the Group may continue to see adverse changes in the credit quality of its borrowers and counterparties, for example as a result of their inability to refinance their debts, with increasing delinquencies, defaults and insolvencies across a range of sectors (such as the personal and financial institution sectors) and in a number of geographies (such as the UK, the US and the rest of Europe, particularly Ireland).

The credit quality of the Group's borrowers and counterparties is impacted by prevailing economic and market conditions, as well as by the legal and regulatory landscape in their respective markets, and if there is a further deterioration in economic and market conditions in one or more markets in which the Group operates or there are changes to the legal or regulatory landscapes in such markets, this could worsen the credit quality of the Group's borrowers and counterparties and also impact the Group's ability to enforce contractual security rights.

In the United States during the last year there has been disruption in the ability of certain financial institutions to complete foreclosure proceedings in a timely manner (or at all), including as a result of interventions by certain states and local governments. This disruption has lengthened the time to complete foreclosures, increased the backlog of repossessed properties and, in certain cases, has resulted in the invalidation of purported foreclosures. In addition, a number of other financial institutions have experienced increased repurchase demands in respect of US mortgage loans or other related securities originated and sold. However, the Group has not experienced a significant volume of repurchase demands in respect of similar loans or related securities it originated or sold and has not ceased any of its US foreclosure activities.

The trends and risks affecting borrower credit quality have caused, and in the future may cause, the Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for the Group, and may result in a loss of value in the Securities.

The actual or perceived failure or worsening credit of the Group's counterparties has adversely affected and could continue to adversely affect the Group.
The Group's ability to engage in routine funding transactions has been and will continue to be adversely affected by the actual or perceived failure or worsening credit of its counterparties, including other financial institutions and corporate borrowers. The Group has exposure to many different industries and counterparties and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. As a result, defaults by, or even the perceived creditworthiness of or concerns about, one or more corporate borrowers, financial institutions, sovereign counterparties or the financial services industry generally, have led to market-wide liquidity problems, losses and defaults and could lead to further losses being incurred by the Group or by other institutions. Many of these transactions expose the Group to credit risk in the event of default of the Group's counterparty or client and the Group does have significant exposures to certain individual counterparties (including counterparties in certain weakened sectors and geographic markets, particularly the United States and Europe). In addition, the Group's credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. Any such losses could have an adverse effect on the Group's results of operations and financial condition or result in a loss of value in the Securities.

The Group's earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.
Financial markets continue to be subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by recent events affecting asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies have proven not to be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties, including monoline and other insurance companies and credit derivative product companies. Severe market events have resulted in the Group recording large write-downs on its credit market exposures in recent years. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group's exposures. Valuations in future periods, reflecting, among other things, then-prevailing market conditions and changes in the credit ratings of certain of the Group's assets, may result in significant changes in the fair values of the Group's exposures, even in respect of exposures, such as credit market exposures, for which the Group has previously recorded write-downs. In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value. Any of these factors could require the Group to recognise further significant write-downs in addition to those already recorded or realised or realise increased impairment charges, which may have a material adverse effect on its financial condition and its results of operations or result in a loss of value in the Securities.

Further information about the write-downs which the Group has incurred and the assets it has reclassified can be found in the Risk and balance sheet management section of the Business review.

The value or effectiveness of any credit protection that the Group has purchased from monoline and other insurers and other market counterparties (including credit derivative product companies) depends on the value of the underlying assets and the financial condition of the insurers and such counterparties.
The Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps ("CDSs"), which are carried at fair value. The fair value of these CDSs, as well as the Group's exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Since 2007, monoline and other insurers and other market counterparties (including credit derivative product companies) have been adversely affected by their exposure to residential mortgage linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness has deteriorated rapidly, which may continue. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates further, the Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs in addition to those already recorded and such adjustments may have a material adverse impact on the Group's financial condition and results of operations.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group's business and results of operations.
Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity price and basis, volatility and correlation risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress, such as those experienced in recent years. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the company's non-UK subsidiaries (principally Citizens Financial Group, Inc. ("Citizens"), The Royal Bank of Scotland N.V. (which was renamed from "ABN AMRO Bank N.V." on 6 February 2010) ("RBS N.V.") and RBS Securities Inc.) and may affect income from foreign exchange dealing. The company prepares its consolidated financial statements in sterling. Fluctuations in the exchange rates used to translate other currencies into sterling affect the company's reported consolidated financial condition, results of operations and cash flows from year to year and those of the Group's operations whose functional currency is not sterling.

The performance of financial markets may affect bond, equity and commodity prices and, therefore, cause changes in the value of the Group's investment and trading portfolios. This has been the case during the period since August 2007, with market disruptions and volatility resulting in significant variations in the value of such portfolios. As part of its ongoing derivatives operations, the Group also faces significant basis, volatility and correlation risks for which materialisation is highly dependent on relative changes in the first order risks referred to above. While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group's financial performance and business operations.

The Group's borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its and the UK Government's credit ratings.
The company, the Royal Bank and other Group members have been subject to a number of credit rating downgrades in the recent past. Any future reductions in the long-term or short-term credit ratings of the company or one of its principal subsidiaries (particularly the Royal Bank) would further increase its borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group's access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. Furthermore, given the extent of the UK Government ownership and support provided to the Group through HM Treasury's guarantee scheme (announced by the UK Government on 8 October 2008) (the "Credit Guarantee Scheme"), any downgrade in the UK Government's credit ratings could materially adversely affect the credit ratings of Group companies and may have the effects noted above. Standard & Poor's Credit Market Services Europe Limited reaffirmed the UK Government's "AAA" rating with stable outlook on 26 October 2010 and Moody's Investors Service Limited reaffirmed the UK Government's "Aaa" rating on 7 May 2010. Fitch Ratings Limited reaffirmed the UK Government's "AAA" rating with stable outlook on 31 July 2009 and Moody's Investors Service Limited reiterated the UK Government's stable outlook on 23 June 2010. Credit ratings of RBS N.V., Ulster Bank and Citizens are also important to the Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in the company's long-term or short-term credit ratings or those of its principal subsidiaries could adversely affect the Group's access to liquidity and competitive position, increase its funding costs and have a material adverse impact on the Group's earnings, cash flow and financial condition or result in a loss of value in the Securities.

The Group's business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements.
Effective management of the Group's capital is critical to its ability to operate its businesses, to grow organically and to pursue its strategy of returning to standalone strength. The Group is required by regulators in the UK, the US and other jurisdictions in which it undertakes regulated activities, to maintain adequate capital resources. The maintenance of adequate capital is also necessary for the Group's financial flexibility in the face of continuing turbulence and uncertainty in the global economy. Accordingly, the purpose of the issuance of the £25.5 billion of B shares, the grant of the Contingent Subscription and the previous placing and open offers was to allow the Group to strengthen its capital position. The FSA's liquidity policy statement issued in October 2009 states that UK regulated firms must hold sufficient eligible securities to survive a liquidity stress and that liquidity policy statement, together with the developments described below, has resulted in the Group holding a greater amount of government securities to ensure that it has adequate liquidity in times of financial stress.

On 17 December 2009, the Basel Committee on Banking Supervision (the "Basel Committee") proposed a number of fundamental reforms to the regulatory capital framework in its consultative document entitled "Strengthening the resilience of the banking sector". On 12 September 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee, announced further details of the proposed substantial strengthening of existing capital requirements, and the reforms were endorsed by the G-20 leaders after the G-20 Summit in Seoul in November 2010. On 16 December 2010, the Basel Committee published the Basel III rules in documents entitled "Basel III: A global regulatory framework for more resilient banks and banking systems" (containing the reforms relating to capital) and "Basel III: International framework for liquidity risk measurement, standards and monitoring" (containing the reforms relating to liquidity).

The Basel Committee's package of reforms includes increasing the minimum common equity requirement from 2% (before the application of regulatory adjustments) to 4.5% (after the application of stricter regulatory adjustments). The total Tier 1 capital requirement, which includes common equity and other qualifying financial instruments, will increase from 4% to 6%. The total capital requirement (which comprises Tier 1 capital and Tier 2 capital) remains at 8%. In addition, banks will be required to maintain, in the form of common equity (after the application of deductions), a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirements to 7%. If there is excess credit growth in any given country resulting in a system-wide build up of risk, a countercyclical buffer within a range of 0% to 2.5% of common equity (or possibly other fully loss absorbing capital) is to be applied as an extension of the conservation buffer. In addition, a leverage ratio will be introduced, together with a liquidity coverage ratio and a net stable funding ratio. The liquidity coverage ratio is intended to promote resilience to potential liquidity stress scenarios lasting for a 30-day period. The net stable funding ratio is intended to limit over reliance on short-term wholesale funding and has been developed to provide a sustainable maturity structure of assets and liabilities. The Basel Committee is conducting further work on systemically important financial institutions and contingent capital in close coordination with the Financial Stability Board. The Basel Committee has stated that measures may include capital surcharges, contingent capital and bail-in debt (which could be introduced by statute, possibly impacting existing as well as future issues of debt and exposing them to the risk of conversion into equity and/or write-down of principal amount). Such measures would be in addition to proposals for the write-off of Tier 1 and Tier 2 debt (and its possible conversion into ordinary shares) if a bank becomes non-viable.

The Basel Committee is expected to complete by early to mid 2011 a methodology for identifying global systemically important financial institutions with a view to the Financial Stability Board and national authorities determining by mid-2011 those institutions to which the recommendations for global systemically important financial institutions will initially apply. In addition, by mid-2011, the Basel Committee is to complete a study of how much additional loss absorbency capacity global systemically important financial institutions should have and how much of such capacity could be provided by the various proposed instruments (which include contingent capital securities and bail-in debt).

The implementation of the Basel III reforms will begin on 1 January 2013, however the requirements are subject to a series of transitional arrangements and will be phased in over a period of time, to be fully effective by 2019.

To the extent the Group has estimated the indicative impact that Basel III reforms may have on its RWAs and capital ratios, such estimates are preliminary and subject to uncertainties and may change. In particular, the estimates assume mitigating actions will be taken by the Group (such as deleveraging of legacy positions and securitisations, including Non-Core, as well as other actions being taken to derisk market and counterparty exposures), which may not occur as anticipated, in a timely manner, or at all.

The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in the UK and in other jurisdictions in which it operates, including the European Commission's public consultation on further possible changes to the Capital Requirements Directive launched in February 2010, may require the Group to raise additional Tier 1 (including Core Tier 1) and Tier 2 capital by way of further issuances of securities, including in the form of ordinary shares or B shares and will result in existing Tier 1 and Tier 2 securities issued by the Group ceasing to count towards the Group's regulatory capital, either at the same level as present or at all. The requirement to raise additional Core Tier 1 capital could have a number of negative consequences for the company and its shareholders, including impairing the company's ability to pay dividends on or make other distributions in respect of ordinary shares and diluting the ownership of existing shareholders of the company. If the Group is unable to raise the requisite Tier 1 and Tier 2 capital, it may be required to further reduce the amount of its risk-weighted assets and engage in the disposal of core and other Non-Core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group. In addition, pursuant to the State Aid approval, should the Group's Core Tier 1 capital ratio decline to below 5 per cent. at any time before 31 December 2014, or should the Group fall short of its funded balance sheet target level (after adjustments) for 31 December 2013 by £30 billion or more, the Group will be required to reduce its risk-weighted assets by a further £60 billion in excess of its plan through further disposals of identifiable businesses and their associated assets. As provided in the Acquisition and Contingent Capital Agreement (as defined below), the Group will also be subject to restrictions on payments on its hybrid capital instruments should its Core Tier 1 ratio fall below 6 per cent. or if it would fall below 6 per cent. as a result of such payment.

As at 31 December 2010, the Group's Tier 1 and Core Tier 1 capital ratios were 12.9 per cent and 10.7 per cent., respectively, calculated in accordance with FSA requirements. Any change that limits the Group's ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position or result in a loss of value in the securities.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.
Under IFRS, the Group recognises at fair value: (i) financial instruments classified as "held-for-trading" or "designated as at fair value through profit or loss"; (ii) financial assets classified as "available-for-sale"; and (iii) derivatives. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to changes in market conditions, as has been the case during the recent financial crisis. In such circumstances, the Group's internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgements and estimates the Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies. Such assumptions, judgements and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group's earnings and financial condition.

Also, recent market volatility and illiquidity have challenged the factual bases of certain underlying assumptions and have made it difficult to value certain of the Group's financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in further significant changes in the fair values of these instruments, which could have a material adverse effect on the Group's results of operations and financial condition or result in a loss of value in the Securities.

The Group operates in markets that are highly competitive and consolidating. If the Group is unable to perform effectively, its business and results of operations will be adversely affected.
The consolidation that has taken place in recent years among banking institutions in the UK, the US and throughout Europe continues to change the competitive landscape for banks and other financial institutions. If financial markets continue to be volatile, more banks may be forced to consolidate. This consolidation, in combination with the introduction of new entrants into the US and UK markets from other European and Asian countries, could increase competitive pressures on the Group.

In addition, certain competitors may have access to lower cost funding and/or be able to attract retail deposits on more favourable terms than the Group and may have stronger multi-channel and more efficient operations as a result of greater historical investments. Furthermore, the Group's competitors may be better able to attract and retain clients and key employees, which may have a negative impact on the Group's relative performance and future prospects.

Furthermore, increased government ownership of, and involvement in, banks generally may have an impact on the competitive landscape in the major markets in which the Group operates. The effects of the substantial government shareholding and involvement in the banks may differ from jurisdiction to jurisdiction, and such involvement may cause the Group to experience stronger competition for corporate, institutional and retail clients and greater pressure on profit margins. Future disposals and restructurings by the Group and the compensation structure and restrictions imposed on the Group may also have an impact on its ability to compete effectively. Since the markets in which the Group operates are expected to remain highly competitive in all areas, these and other changes to the competitive landscape could adversely affect the Group's business, margins, profitability, financial condition and prospects or result in a loss of value in the Securities.

As a condition to HM Treasury support, the company has agreed to certain undertakings which may serve to limit the Group's operations.
Under the terms of the First Placing and Open Offer, the company provided certain undertakings aimed at ensuring that the subscription by HM Treasury of the relevant ordinary shares and preference shares and the Group's participation in the Credit Guarantee Scheme offered by HM Treasury as part of its support for the UK banking industry are compatible with the common market under EU law. These undertakings included (i) certain lending commitments in relation to UK residential mortgage lending and lending to SMEs in the UK until 28 February 2011, (ii) regulating management remuneration and (iii) regulating the rate of growth of the Group's balance sheet. Under the terms of the placing and open offer undertaken by the company in April 2009 (the "Second Placing and Open Offer"), the Group's undertakings in relation to mortgage lending and lending to SMEs were extended to larger commercial and industrial companies in the UK. Pursuant to these arrangements, the Group agreed to make available to creditworthy borrowers on commercial terms, £16 billion above the amount the company had budgeted to lend to UK businesses and £9 billion above the amount the company had budgeted to lend to UK homeowners in the year commencing 1 March 2009.

In relation to the 2009 commitment period, which ended on 28 February 2010, the Group's net mortgage lending to UK homeowners was £12.7 billion above the amount it had originally budgeted to lend. In relation to its business lending commitment, the Group extended £41 billion of gross new facilities, drawn and undrawn, to UK businesses, including £27 billion to SMEs but, in the economic environment prevailing at the time, many customers were strongly focused on reducing their borrowings and repayments consequently increased. Moreover, the withdrawal of foreign lenders was less pronounced than anticipated, there was a sharp increase in capital market issuance and demand continued to be weak. As a result, the Group's net lending did not reach the £16 billion targeted.

In March 2010, the Royal Bank agreed with the UK Government to certain adjustments to the lending commitments for the 2010 commitment period (the 12 month period which commenced on 1 March 2010), to reflect expected economic circumstances over the period. As part of the amended lending commitments, the Royal Bank has committed, among other things, to make available gross new facilities, drawn or undrawn, of £50 billion to UK businesses in the period 1 March 2010 to 28 February 2011. In addition, the Royal Bank has agreed with the UK Government to make available £8 billion of net mortgage lending in the 2010 commitment period. This is a decrease of £1 billion on the net mortgage lending target that previously applied to the 2010 commitment period which ends on 28 February 2011, to reflect that the mortgage lending commitment for the 2009 commitment period was increased from £9 billion to £10 billion. At 31 December 2010, RBS was on track to meet both its business and mortgage lending targets.

As discussed above, the Group has also agreed to certain other material commitments under the State Aid restructuring plan approved by the European Commission in relation to State Aid, including an agreement to refrain from making discretionary dividends (including on preference shares and B shares) or coupon payments on existing hybrid capital instruments for a two-year period which commenced on 30 April 2010. It is possible that the Group may, in future, be subject to further restrictions on payments on such hybrid capital instruments, whether as a result of undertakings given to regulatory bodies or otherwise. The Group has also agreed to certain other undertakings in the Acquisition and Contingent Capital Agreement (the "Acquisition and Contingent Capital Agreement").

The undertakings described above may serve to limit the Group's operations. See also "HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the Group."

The Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations.
The Group's ability to implement its strategy depends on the ability and experience of its senior management, which may include directors, and other key employees. The loss of the services of certain key employees, particularly to competitors, could have an adverse impact on the Group's business. The Group's future success will also depend on its ability to attract, retain and remunerate highly skilled and qualified personnel competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management and employee compensation arrangements, in particular those in receipt of Government funding (such as the Group). In connection with its accession to the APS, the Group agreed with HM Treasury that it will be at the leading edge of implementing the G-20 principles and to consult with UK Financial Investments Limited ("UKFI") in connection with the Group's remuneration policy and the Group made a commitment to HM Treasury to comply with the FSA Remuneration Code which came into force on 1 January 2010. On 1 January 2011, a revised FSA Remuneration Code came into effect to implement the requirements of the Capital Requirements Directive III. In addition, as a result of its accession to the APS, the Group also has reached agreement with HM Treasury in relation to remuneration arrangements for the executive directors of the Group and certain employees involved in the APS, including approval rights for the Asset Protection Agency on annual APS-related performance targets. The deferral and claw-back provisions implemented by the Group may impair the ability of the Group to attract and retain suitably qualified personnel in various parts of the Group's businesses.

In recent years, the Group has altered certain of the pension benefits it offers to staff and some employees continue to participate in defined benefit arrangements. The following two changes have been made to the main defined benefit pension plans: (i) a yearly limit on the amount of any salary increase that will count for pension purposes; and (ii) a reduction in the severance lump sum for those who take an immediate undiscounted pension for redundancy.

In addition to the effects of such measures on the Group's ability to retain senior management and other key employees, the marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining skilled personnel may continue to increase. The failure to attract or retain a sufficient number of appropriately skilled personnel could place the Group at a significant competitive disadvantage and prevent the Group from successfully implementing its strategy, which could have a material adverse effect on the Group's financial condition and results of operations or result in a loss of value in the Securities.

In addition, certain of the Group's employees in the UK, continental Europe and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group's business, reputation and results. As the Group implements cost-saving initiatives and disposes of, or runs-down, certain assets or businesses (including as part of its restructuring plans), it faces increased risk in this regard and there can be no assurance that the Group will be able to maintain good relations with its employees or employee representative bodies in respect of all matters. As a result, the Group may experience strikes or other industrial action from time to time, which could have an adverse effect on its business and results of operations and could cause damage to its reputation.

Each of the Group's businesses is subject to substantial regulation and oversight. Significant regulatory developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition.
The Group is subject to financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. All of these are subject to change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention, changes to the regulations governing financial institutions and reviews of the industry, including nationalisations or injections of government capital in the US, the UK and other European countries. In recent years, there has also been increasing focus in the UK, US and other jurisdictions in which the Group operates on compliance with anti-bribery, anti-money laundering, anti-terrorism and other similar sanctions regimes.

As a result of the environment in which the Group operates, increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group's participation in government or regulator-led initiatives), the Group expects to face greater regulation and scrutiny in the UK, the US and other countries in which it operates.

Although it is difficult to predict with certainty the effect that recent regulatory developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the UK, the other parts of Europe in which the Group operates and the US (such as the bank levy in the UK or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US) is likely to result in increased capital and liquidity requirements and changes in regulatory requirements relating to the calculation of capital and liquidity metrics or other prudential rules relating to capital adequacy frameworks, and may result in an increased number of regulatory investigations and actions. Any of these developments could have an adverse impact on how the Group conducts its business, applicable authorisations and licences, the products and services it offers, its reputation, the value of its assets, its funding costs and its results of operations and financial condition or result in a loss of value in its securities.

Areas in which, and examples of where, governmental policies, regulatory changes and increased public and regulatory scrutiny could have an adverse impact on the Group include, but are not limited to:

• the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

•      requirements to separate retail banking from investment banking, and restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

• government-imposed requirements with respect to lending to the UK SME market and larger commercial and corporate markets and residential mortgage lending;

• requirements to operate in a way that prioritises objectives other than shareholder value creation;

• changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;

• the imposition of restrictions on the Group's ability to compensate its senior management and other employees;

• regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;

• rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

•      other requirements or policies affecting the Group's profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth or pricing, and the introduction of, and changes to, levies, fees or taxes applicable to the Group's operations (such as the imposition of financial activities taxes and changes in tax rates that reduce the value of deferred tax assets); and

• other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which, in turn, may affect demand for the Group's products and services.

For further information about certain investigations, supervisory matters and litigation matters to which the Group is subject, please refer to Note 34 to the Group's financial statements.

The Group is and may be subject to litigation and regulatory investigations that may impact its business.
The Group's operations are diverse and complex, and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, the Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the UK, the EU, the US and other jurisdictions, including class action litigation, anti-money laundering charges and sanctions, compliance investigations and review by the European Commission under State Aid rules. Furthermore, the Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Disputes, legal proceedings and regulatory investigations are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the early stages of a case or investigation. Adverse regulatory action or adverse judgments in litigation could result in restrictions or limitations on the Group's operations or have a significant effect on the Group's reputation or results of operations or result in a loss of value in the Securities.

The Group's results have been and could be further materially adversely affected in the event of goodwill impairment.
The Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS, the Group tests goodwill for impairment annually or more frequently, at external reporting dates, when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. The value in use and fair value of the Group's cash generating units are affected by market conditions and the performance of the economies in which the Group operates. Where the Group is required to recognise a goodwill impairment, it is recorded in the Group's income statement, although it has no effect on the Group's regulatory capital position. For the year ended 31 December 2008, the Group recorded a £32.6 billion accounting write-down of goodwill and other intangibles principally relating to RBS Holdings N.V. (formerly ABN AMRO Holding N.V.) and NatWest goodwill allocated to non-core businesses. The Group recorded a write down of goodwill and other intangibles of £363 million for the year ended 31 December 2009 and £10 million for the year ended 31 December 2010.

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations.
The Group maintains a number of defined benefit pension schemes for past and a number of current employees. Pensions risk is the risk that the assets of the Group's various defined benefit pension schemes which are long term in nature do not fully match the timing and amount of the schemes' liabilities as a result of which the Group is required or chooses to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The scheme's assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios' returns from them and any additional future contributions to the schemes may be less than expected and because there may be greater than expected increases in the estimated value of the schemes' liabilities. In these circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, the Group has voluntarily made such contributions to the schemes. Given the recent economic and financial market difficulties and the prospect that they may continue over the near and medium term, the Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have an adverse impact on the Group's results of operations or financial condition or result in a loss of value in the Securities. A funding valuation of the Group's major defined benefit pension plan, The Royal Bank of Scotland Group Pension Fund is currently being carried out with an effective date of 31 March 2010.

Operational risks are inherent in the Group's operations.
The Group's operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The Group has complex and geographically diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group's suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Any weakness in these systems or controls, or any breaches or alleged breaches of such laws or regulations, could result in increased regulatory supervision, enforcement actions and other disciplinary action, and have an adverse impact on the Group's business, applicable authorisations and licences, reputation, results of operations and the price of its securities. Notwithstanding anything contained in this risk factor, it should not be taken as implying that the company will be unable to comply with its obligations as a company with securities admitted to the Official List of the UK Listing Authority (the "Official List") nor that it, or its relevant subsidiaries, will be unable to comply with its or their obligations as supervised firms regulated by the FSA.

The Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates.
The Group's activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes or to restrict the tax reliefs currently available to the Group would reduce the Group's profitability. Revisions to tax legislation or to its interpretation might also affect the Group's results in the future. From January 2011, the UK Government increased the standard rate of value added tax from 17.5 per cent. to 20 per cent. and on 1 January 2011, the UK Government introduced the banking levy. These changes, together with any future changes, such as the possible introduction of a financial activities tax, could reduce the Group's profitability.

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the Group.
UKFI manages HM Treasury's shareholder relationship with the company. Although HM Treasury has indicated that it intends to respect the commercial decisions of the Group and that the Group will continue to have its own independent board of directors and management team determining its own strategy, should its current intentions change, HM Treasury's position as a majority shareholder (and UKFI's position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors and the appointment of senior management. In addition, as the provider of the APS, HM Treasury has a range of rights that other shareholders do not have. These include rights under the terms of the APS over the Group's remuneration policy and practice. The manner in which HM Treasury or UKFI exercises HM Treasury's rights as majority shareholder or in which HM Treasury exercises its rights under the APS could give rise to conflict between the interests of HM Treasury and the interests of other shareholders. The Board has a duty to promote the success of the company for the benefit of its members as a whole.

The offer or sale by the UK Government of all or a portion of its stake in the company could affect the market price of the Securities and related securities.
The UK Government currently holds approximately 68 per cent. of the issued ordinary share capital of the company. On 22 December 2009, the company issued £25.5 billion of B shares to the UK Government. The B shares are convertible, at the option of the holder at any time, into ordinary shares. The UK Government has agreed that it shall not exercise the rights of conversion in respect of the B shares if and to the extent that following any such conversion it would hold more than 75 per cent. of the total issued shares in the company. The UK Government may sell all or a part of the ordinary shares that it owns at any time. Offers or sales by the UK Government of a substantial number of ordinary shares or securities convertible or exchangeable into ordinary shares, or an expectation that it may undertake such an offer or sale, could affect prevailing market prices for the Securities and related securities.

The Group's insurance businesses are subject to inherent risks involving claims.
Future claims in the Group's insurance business may be higher than expected as a result of changing trends in claims experience resulting from catastrophic weather conditions, demographic developments, changes in the nature and seriousness of claims made, changes in mortality, changes in the legal and compensatory landscape and other causes outside the Group's control. These trends could affect the profitability of current and future insurance products and services. The Group reinsures some of the risks it has assumed and is accordingly exposed to the risk of loss should its reinsurers become unable or unwilling to pay claims made by the Group against them.

The Group's operations have inherent reputational risk.
Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in the Group's business. Negative public opinion can result from the actual or perceived manner in which the Group conducts its business activities, from the Group's financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect the Group's ability to keep and attract customers and, in particular, corporate and retail depositors. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk.

In the UK and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.
In the UK, the Financial Services Compensation Scheme (the "Compensation Scheme") was established under the FSMA and is the UK's statutory fund of last resort for customers of authorised financial services firms. The Compensation Scheme can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act. The Compensation Scheme is funded by levies on firms authorised by the FSA, including the Group. In the event that the Compensation Scheme raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have an adverse impact on its results of operations and financial condition. As at 31 December 2010, the Group had accrued £144.4 million for its share of Compensation Scheme management expenses levies for the 2010/2011 and 2011/2012 Compensation Scheme years.

In addition, to the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the United States with the Federal Deposit Insurance Corporation), the Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on its financial condition and results of operations or result in a loss of value in the Securities.

The Group's business and earnings may be adversely affected by geopolitical conditions.
The performance of the Group is significantly influenced by the geopolitical and economic conditions prevailing at any given time in the countries in which it operates, particularly the UK, the US and other countries in Europe and Asia. For example, the Group has a presence in countries where businesses could be exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic, or the risk of sovereign default following the assumption by governments of the obligations of private sector institutions. Similarly, the Group faces the heightened risk of trade barriers, exchange controls and other measures taken by sovereign governments which may impact a borrower's ability to repay. Terrorist acts and threats and the response to them of governments in any of these countries could also adversely affect levels of economic activity and have an adverse effect upon the Group's business.

The restructuring plan for RBS Holdings N.V. is complex and may not realise the anticipated benefits for the Group.
In 2007, the Group acquired an interest, through RFS Holdings B.V., in ABN AMRO Holding N.V. (which was renamed RBS Holdings N.V. on 1 April 2010). The restructuring plan in place for the integration and separation of ABN AMRO Holding N.V. into and among the businesses and operations of the Consortium Members (RBSG, the Dutch State and Santander) is complex, involving substantial reorganisation of RBS Holdings N.V.'s operations and legal structure. The restructuring plan is being implemented and significant elements have been completed within the planned timescales and the integration of the Group's businesses continues.

As part of this reorganisation, on 6 February 2010, the majority of the businesses of RBS Holdings N.V. acquired by the Dutch State were legally demerged from the RBS Holdings N.V. businesses acquired by the Group and were transferred into a newly established company, ABN AMRO Bank N.V. (formerly named ABN AMRO II N.V.). This company was transferred to ABN AMRO Group N.V., a company wholly owned by the Dutch State, on 1 April 2010. Certain assets and liabilities of RBS Holdings N.V. acquired by the Dutch State were not part of the transfer which occurred on 1 April 2010 and remain within ABN AMRO Bank N.V. (now The Royal Bank of Scotland N.V.). These will be transferred to the Dutch State as soon as possible. In addition, certain assets within RBS N.V. continue to be under shared ownership by the Consortium Members.

On 31 December 2010, the share capital of RFS Holdings B.V. was amended, such that approximately 98 per cent. of RFS Holdings B.V.'s issued share capital is now held by RBSG, with the remainder being held by Santander and the Dutch State. Ultimately it is expected that RFS Holdings B.V. will become a wholly-owned subsidiary of the company.

As the Group does not currently own 100 per cent. of RFS Holdings B.V. and as certain of the assets of RFS Holdings B.V. are owned indirectly by the Dutch State and Banco Santander S.A. ("Santander"), the Group may experience delays in implementing the planned integration of the businesses of RFS Holdings B.V. which are owned by the Group and such integration may place a strain on management, employee, operational and financial resources. Any such delays may also restrict the ability of the Group to realise the expected benefits of the acquisition. In addition, the Group may not realise the benefits of the acquisition or the restructuring when expected or to the extent projected. Any of these events may have an adverse impact on the Group's financial condition and results of operations.

The recoverability and regulatory capital treatment of certain deferred tax assets recognised by the Group depends on the Group's ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards.
In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. In April 2011, the UK Government will commence a staged reduction in the rate of UK corporation tax from 28 per cent. to 24 per cent. over a four-year period. Such a change in the applicable tax rate would reduce the recoverable amount of the recognised deferred tax assets.

There is currently no restriction in respect of deferred tax assets recognised by the Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in the Group's Core Tier 1 capital ratio. In particular, on 16 December 2010, the Basel Committee published the Basel III rules setting out certain changes to capital requirements (see the risk factor above headed "The Group's business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements"). Those rules include a requirement that deferred tax assets which rely on future profitability of the Group to be realised may only receive limited recognition when calculating the common equity component of Tier 1 which therefore limits the amount of deferred tax assets which can count towards that component of Tier 1 capital. The implementation of the Basel III reforms will begin on 1 January 2013, however the restrictions on recognition of deferred tax assets within the common equity component of Tier 1 are subject to a phased-in deduction starting on 1 January 2014, to be fully effective by 1 January 2018.

The Group's participation in the APS is costly and may not produce the benefits expected and the occurrence of associated risks may have a material adverse impact on the Group's business, capital position, financial condition and results of operations.
On 22 December 2009, the Group acceded to the APS with HM Treasury acting on behalf of the United Kingdom Government. Under the APS, the Group purchased credit protection over a portfolio of specified assets and exposures of RBS and certain members of the Group from HM Treasury in return for an annual fee. If losses on assets covered by the APS exceed £60 billion (net of recoveries), HM Treasury will bear 90 per cent. of further losses. In the event of a further severe or prolonged economic downturn, which could result in extreme credit losses on the Group's asset portfolio, the APS provides additional protection to the Group's capital ratios and financial position.

The APS is a unique form of credit protection over a complex range of diversified assets and exposures (the "Covered Assets") in a number of jurisdictions. Owing to the complexity, scale and unique nature of the APS and the uncertainty resulting from the recent economic recession, there may be unforeseen issues and risks that are relevant in the context of the Group's participation in the APS and in the impact of the APS on the Group's business, operations and financial condition. Such issues or risks may have a material adverse effect on the Group.

Moreover, the Group's choice of assets or exposures to be covered by the APS was based on certain predictions and assumptions at the time of its accession to the APS. There is therefore a risk that the Covered Assets will not be those with the greatest future losses or with the greatest need for protection and the Group's financial condition, income from operations and the value of any Securities may still suffer due to further impairments and credit write-downs.

Notwithstanding the Group's participation in the APS and the issue of the £25.5 billion of B Shares and, if required, the issue of the £8 billion of Contingent B Shares, the Group remains exposed to a substantial first loss amount of £60 billion (net of recoveries) in respect of the Covered Assets and for 10 per cent. of Covered Assets losses after the first loss amount. There is therefore no assurance that the Group's participation in the APS and the issue of B Shares and, if required, the Contingent B Shares will achieve the Group's goals of improving and maintaining the Group's capital ratios in the event of further losses and improving market confidence in the Group. Moreover, the Group continues to carry the risk of losses, impairments and write-downs with respect to assets not covered by the APS.

Therefore, there can be no assurance that any regulatory capital benefits and the additional Core Tier 1 capital will be sufficient to maintain the Group's capital ratios at the requisite levels in the event of further losses. If the Group is unable to improve its capital ratios sufficiently or to maintain its capital ratios in the event of further losses, its business, results of operations and financial condition will suffer, its credit ratings may fall, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act. In that case, any compensation payable to holders of the Securities would be subject to the provisions of the Banking Act and investors may receive no value for their Securities.

If the Group is unable to issue the Contingent B Shares to HM Treasury, it may have a material adverse impact on the Group's capital position, liquidity, operating results and future prospects.
In the event that the Group's Core Tier 1 capital ratio declines to below 5 per cent., HM Treasury is committed to subscribe for up to an additional £8 billion of Contingent B Shares if certain conditions are met. If such conditions are not met and are not waived by HM Treasury, and RBSG is unable to issue the Contingent B Shares, the Group will be required to find alternative methods for achieving the requisite capital ratios. Such methods could include an accelerated reduction in risk-weighted assets, disposals of certain businesses, increased issuance of Tier 1 capital securities, increased reliance on alternative government-supported liquidity schemes and other forms of government assistance. There can be no assurance that any of these alternative methods will be available or would be successful in increasing the Group's capital ratios to the desired or requisite levels. If RBSG is unable to issue the Contingent B Shares, the Group's business, results of operations, financial condition and capital position and ratios will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities or other regulatory bodies in the other jurisdictions in which the Group operates, which could include full nationalisation, other resolution procedures under the Banking Act or revocation of permits and licences necessary to conduct the Group's businesses. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities.

There are limits on APS coverage and uncovered exposures and risks may have a material adverse impact on the Group's business, financial condition, capital position, liquidity and results of operations.
As a result of the significant volume, variety and complexity of assets and exposures and the resulting complexity of the APS documents, there is a risk that the Group may have included assets or exposures within the Covered Assets which are, or may later become, ineligible for protection under the APS, which would reduce the anticipated benefits to the Group of the APS. Further, there is no ability to nominate additional or alternative assets or exposures in place of any which may turn out not to be covered under the APS.

Protection under the APS may be limited or may cease to be available where (i) Covered Assets are not correctly or sufficiently logged or described, (ii) a Covered Asset is disposed of (in whole or in part) prior to a trigger event, (iii) the terms of the APS do not apply or are uncertain in their application, (iv) the terms of the protection itself potentially give rise to legal uncertainty, (v) certain criminal conduct has or may have occurred in respect of Covered Assets, (vi) a breach of bank secrecy, confidentiality, data protection or similar laws has occurred or may occur, (vii) certain of the extensive governance, asset management, audit and reporting obligations under the UK Asset Protection Scheme Terms and Conditions (the "Scheme Conditions") are not complied with, (viii) the Group does not comply with the instructions of a step-in manager appointed by HM Treasury or (ix) HM Treasury seeks to appoint a step-in manager in respect of Covered Assets held within the RBS Holdings N.V. group (or in certain other jurisdictions) and it is not possible to obtain consent from the Dutch Central Bank (if required) to such step-in.

The Group is subject to limitations on actions it can take in respect of the Covered Assets and certain related assets and to extensive governance, asset management, audit and reporting obligations under the Scheme Conditions. The Group's compliance with the Scheme Conditions is dependent on its ability to (i) implement efficiently and accurately approval processes and reporting, governance and management systems in accordance with the Scheme Conditions and (ii) comply with applicable laws and regulations where it does business. Since the Group's operational systems were not originally designed to facilitate compliance with these extensive continuing obligations, there is a risk that the Group will fail to comply with a number of these obligations. Where the Group is in breach of its continuing obligations under the Scheme Conditions or otherwise unable to provide or verify information as required under the APS, recovery of losses under the APS may be adversely impacted, may lead to an indemnity claim and HM Treasury may in addition have the right to exercise certain step-in rights, including the right to require the Group to appoint a step-in manager who may exercise oversight, direct management rights and certain other rights. The occurrence of the risks or circumstances referred to above may impact the enforceability and/or level of protection available to the Group and may materially reduce the protection anticipated by the Group for its stressed losses, in which case its business, results of operations and financial condition will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities.

The extensive governance, asset management and information requirements under the Scheme Conditions and any changes or modifications to the Scheme Conditions may have a negative impact on the expected benefits of the Scheme and may have an adverse impact on the Group.
There are extensive governance, asset management and information requirements under the Scheme Conditions in relation to the Covered Assets, other assets and the operations of the Group and HM Treasury also has the right to require the appointment of one or more step-in managers to exercise certain step-in rights in certain circumstances. The step-in rights are extensive and include certain oversight, investigation, approval and other rights, the right to require the modification or replacement of any of the systems, controls, processes and practices of the Group and extensive rights in relation to the direct management and administration of the Covered Assets. Additionally pursuant to the Accession Agreement, HM Treasury has the right to require RBS to appoint one or more Special Advisers ("SOC Special Advisers") to exercise oversight functions over certain assets in the APS. On 18 June 2010, the Asset Protection Agency required that RBS appoint SOC Special Advisers in relation to certain assets and business areas in order to provide additional support to the Senior Oversight Committee of RBS and there have been four such appointments to date granting certain oversight rights in relation to certain specified assets. The obligations of the Group and the rights of HM Treasury may, individually or in the aggregate, impact the way the Group runs its business and may serve to limit the Group's operations with the result that the Group's business, results of operations and financial condition will suffer. In addition, the market's reaction to such controls and limitations may have an adverse impact on the price of the Securities.

HM Treasury may, following consultation with the Group, modify or replace certain of the Scheme Conditions in such a manner as it considers necessary (acting reasonably) in certain circumstances. Such modifications or replacements may be retrospective and may result in (i) a loss of or reduction in the protection expected by the Group under the APS, (ii) an increase in the risk weightings of the Covered Assets, (iii) a material increase in the continuing reporting obligations or asset management conditions applicable to the Group under the Scheme Conditions, (iv) a material increase in the costs of the APS and/or (v) restrictions or limitations on the Group's operations. The consequences of any such modifications by HM Treasury are impossible to quantify and are difficult to predict and may have a material adverse effect on the Group's financial condition and results of operations.

Any changes to the expected regulatory capital treatment of the APS, the B Shares and the Contingent B Shares may negatively impact the Group's capital position.
One of the key objectives of the APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares was to improve capital ratios at a consolidated level for the Group and at an individual level for certain relevant Group members. The Group has entered and may in the future enter into further back-to-back arrangements with Group members holding assets or exposures to be covered by the APS in order to ensure the capital ratios of these entities are also improved by virtue of the APS. There is a risk that the interpretation of the relevant regulatory capital requirements by one or more of the relevant regulatory authorities may differ from that assumed by the Group, with the result that the anticipated improvement to the Group's capital ratios will not be fully achieved.

There is a further risk that, given that the current regulatory capital requirements and the regulatory bodies governing these requirements are subject to unprecedented levels of review and scrutiny both globally and locally, the regulatory capital treatment may differ from that assumed by the Group in respect of the APS, the treatment of the B Share issuance or the back-to-back arrangement may also occur. If participation in the APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares are not sufficient to maintain the Group's capital ratios, this could cause the Group's business, results of operations and financial condition to suffer, its credit ratings to drop, its ability to lend and access to funding to be further limited and its cost of funding to increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act and investors may receive no value for their Securities.

The costs of the APS may be greater than the benefits received.
The costs of participating in the APS incurred by the Group to HM Treasury include, among others, a fee of £700 million per annum, payable in advance for each of the first three years of the APS and £500 million per annum thereafter until the earlier of (i) the date of termination of the APS and (ii) 31 December 2099.

The amounts that may be received under the APS (which amounts are difficult to quantify precisely) may be less than the costs of participation which are themselves also difficult to quantify. The aggregate effect of the joining, establishment, operational and exit costs and fees and expenses of, and associated with, the APS may significantly reduce or even eliminate the benefit to the Group of the APS.

Participation in the APS may result in greater tax liabilities for the Group and the loss of potential tax benefits.
The Group can opt (with the consent of HM Treasury) to satisfy the annual fee in respect of both the APS and the Contingent Subscription and any APS exit fee by waiving certain United Kingdom tax reliefs that are treated as deferred tax assets. The Group has not opted to do so to date, but if the Group so opts in the future, it is difficult to value accurately the cost to the Group, which depends on unascertainable factors including the extent of future losses, the extent to which the Group regains profitability and any changes in tax law.

In addition to suffering greater tax liabilities in future years as a result of the waiver of the right to certain United Kingdom tax reliefs that are treated as deferred tax assets (the "Tax Loss Waiver"), the Group may also be subject to further tax liabilities in the United Kingdom and overseas in connection with the APS and the associated intra-group arrangements which would not otherwise have arisen. The Tax Loss Waiver provides that the Group will not be permitted to enter into arrangements which have a main purpose of reducing the net cost of the Tax Loss Waiver. It is unclear precisely how these restrictions will apply, but it is possible that they may limit the operations and future post-tax profitability of the Group.

There are significant costs associated with termination of the Group's participation in the APS.
In order to terminate the Group's participation in the APS, the Group must have FSA approval and must pay an exit fee. The effect of the payment of the exit fee and potentially the refund of the net pay-outs it has received from HM Treasury under the APS may significantly reduce or even eliminate the anticipated further regulatory capital benefits to the Group of its participation in the APS and could have an adverse impact on the Group's results of operation or result in a loss of value in the Securities. Alternatively, if the Group is unable to repay to HM Treasury in full the exit fee and potentially the net pay-outs it has received under the APS and, therefore, is unable to terminate its participation in the APS, the Group will be required under the Scheme Conditions to continue to pay the annual fee to HM Treasury until 31 December 2099, which could have an adverse impact on the Group's results of operation or result in a loss of value in the Securities.

Under certain circumstances, the Group cannot be assured that assets of RBS Holdings N.V. (and certain other entities) will continue to be covered under the APS, either as a result of a withdrawal of such assets or as a result of a breach of the relevant obligations.
If HM Treasury seeks to exercise its right to appoint one or more step-in managers in relation to the management and administration of Covered Assets held by RBS Holdings N.V. or its wholly-owned subsidiaries, RBS Holdings N.V. will, in certain circumstances, need to seek consent from the Dutch Central Bank to allow it to comply with such step-in. If this consent is not obtained by the date (which will be no less than 10 business days after the notice from HM Treasury) on which the step-in rights must be effective, and other options to effect compliance are not possible (at all or because the costs involved prove prohibitive), those assets would need to be withdrawn by the Group from the APS where permissible under the Scheme Conditions or, otherwise, with HM Treasury consent. If the Group cannot withdraw such Covered Assets from the APS, it would be likely to lose protection in respect of these assets under the APS and/or may be liable under its indemnity to HM Treasury. If the Group loses cover under the APS in respect of any Covered Asset held by RBS Holdings N.V. or its wholly-owned subsidiaries, any losses incurred on such asset will continue to be borne fully by the Group and may have a material adverse impact on its financial condition, profitability and capital ratios. Similar issues apply in certain other jurisdictions but the relevant Covered Assets are of a lower quantum.

Any conversion of the B Shares, in combination with any future purchase by HM Treasury of ordinary shares, would increase HM Treasury's ownership interest in the company, and could result in the delisting of the company from the Official List.
On 22 December 2009, RBSG issued £25.5 billion of B Shares to HM Treasury. The B Shares are convertible, at the option of the holder at any time, into ordinary shares at an initial conversion price of £0.50 per ordinary share.

Although HM Treasury has agreed not to convert any B Shares it holds if, as a result of such conversion, it would hold more than 75 per cent. of the ordinary shares, if HM Treasury were to acquire additional ordinary shares otherwise than through the conversion of the B Shares, such additional acquisitions could significantly increase HM Treasury's ownership interest in the company to above 75 per cent. of the company's ordinary issued share capital, which would put the company in breach of the FSA's Listing Rules requirement that at least 25 per cent. of its issued ordinary share capital must be in public hands. Although the company may apply to the FSA in its capacity as the competent authority under the FSMA for a waiver in such circumstances, there is no guarantee that such a waiver would be granted, the result of which could be the delisting of the company from the Official List and potentially other exchanges where its Securities are currently listed and traded.

Participation in the APS may give rise to litigation and regulatory risk.
In order to fulfil (or as a consequence of fulfilling) its disclosure obligations under the APS by disclosing certain information to HM Treasury (and, as a result of notices issued by it, the FSA), the Group may incur the risk of civil suits, criminal liability or regulatory actions. Adverse regulatory action or adverse judgments in litigation could have a significant effect on the Group's reputation or results of operations or result in a loss of value in the Securities. Alternatively, in order to avoid the risk of such civil suits or regulatory actions or to avoid the risk of criminal liability, the Group may choose to or be required to remove Covered Assets from the APS so as not to be required to disclose such information to HM Treasury, with the result that such assets will not be protected by the APS. The effect of the removal of such Covered Assets will impact the level of protection available to the Group and may materially reduce the protection anticipated by the Group for its stressed losses, in which case its business, results of operations and financial condition will suffer.

43 Related parties

UK Government
On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group.

The Group enters into transactions with many of these bodies on an arms' length basis.  The principal transactions during 2010 and 2009 were: the Asset Protection Scheme, Bank of England facilities and the issue of debt guaranteed by the UK Government described below.

In addition, the redemption of non-cumulative sterling preference shares and the placing and open offer in April 2009 was underwritten by HM Treasury and, in December 2009, B shares were issued to HM Treasury and a contingent capital agreement concluded with HM Treasury (see Note 29).  Other transactions include the payment of: taxes including UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships. The volume and diversity of these transactions are such that disclosure of their amounts is impractical.

As at 31 December balances with the UK Government and UK Government controlled bodies were:

	2010				2009				2008
	Central government (including the Bank of England)	Local government	Banks, financial corporations and public corporations	Total	Central government (including the Bank of England)	Local government	Banks, financial corporations and public corporations	Total	Central government (including the Bank of England)	Local government	Banks, financial corporations and public corporations	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Balances at central banks	18,862	-	-	18,862	16,617	-	-	16,617	393	-	-	393
Loans and advances to banks	-	-	674	674	-	-	664	664	-	-	1,081	1,081
Loans and advances to customers	46	1,427	1,170	2,643	53	1,231	340	1,624	5	721	468	1,194
Debt securities	13,331	-	155	13,486	19,681	-	100	19,781	21,628	-	113	21,741
Derivatives	73	4	96	173	204	62	7	273	1,286	64	17	1,367
Other	494	-	-	494	4,514	-	3	4,517	249	-	-	249

Liabilities
Deposits by banks	147	-	419	566	-	-	436	436	26,541	-	633	27,174
Customer accounts	935	5,002	641	6,578	1,480	3,646	668	5,794	1,536	3,320	598	5,454
Derivatives	207	23	920	1,150	156	39	628	823	276	78	29	383
Other	186	-	-	186	118	-	-	118	176	-	-	176

No impairment losses were recognised by the Group in 2010, 2009 or 2008 in respect of balances with UK Government and UK Government controlled bodies.

There were no balances between the company and the UK Government and UK Government controlled bodies at 31 December 2010, 2009 and 2008.
Notes:

(1)    In addition to UK Government's shareholding in the Group, the UK Government and UK Government controlled bodies may hold debt securities, subordinated liabilities and other liabilities or shares issued by the Group in the normal course of their business. It is not practicable to ascertain and disclose these amounts.

(2) Certain of the liability balances are secured.

Asset Protection Scheme
On 22 December 2009, the Group entered into an agreement (the Asset Protection Scheme (APS), with HM Treasury (HMT), acting on behalf of the UK Government, under which the Group purchased credit protection over a portfolio of specified assets and exposures (covered assets) from HMT. The portfolio of covered assets has a par value of £282 billion. The protection is subject to a first loss of £60 billion and covers 90% of subsequent losses. Once the first loss has been exhausted, losses and recoveries in respect of assets for which a trigger event - failure to pay, bankruptcy or restructuring - has occurred are included in the balance receivable under the APS. Receipts from HMT will, over time, amount to 90% of cumulative losses (net of 90% of cumulative recoveries) on the portfolio of covered assets less the first loss amount.

The Group has a right to terminate the APS at any time provided that the Financial Services Authority has confirmed in writing to HMT that it has no objection to the proposed termination. On termination the Group must pay HMT the higher of the regulatory capital relief received and £2.5 billion less premiums paid plus the aggregate of amounts received from the UK Government under the APS.

HMT has the right to appoint step-in managers to carry out any oversight, management or additional functions on behalf of HMT to ensure that the covered assets are managed and administered in compliance with the agreed terms and conditions.

This right is exercisable if certain step-in triggers occur.  These include:

• losses on covered assets in total exceed 125% of the first loss amount or losses on an individual covered asset class exceed specified thresholds;

• a breach of specified obligations in the APS rules or the accession agreement;

•      the Group has failed or is failing to comply with any of the conditions in the APS rules in relation to asset management, monitoring and reporting, and governance and oversight and such failure is persistent and material or it is evidence of a systematic problem; and

• material or systematic data deficiencies in the information provided to HMT in accordance with the terms of APS.

HMT may at any time elect to cease to exercise its step-in rights in whole or part when it is satisfied that the step-in triggers have been remedied.

In consideration for the protection provided by the APS, the Group paid a premium of £700 million during 2010 (2009 - £1,400 million). Quarterly premiums of £125 million are payable from 31 December 2011 and subsequently until the earlier of 2099 and the termination of the agreement.

The APS is a single contract providing credit protection in respect of a portfolio of financial assets. Under IFRS, credit protection is treated either as a financial guarantee contract or as a derivative financial instrument depending on the terms of the agreement and the nature of the protected assets and exposures. The Group has concluded, principally because the covered portfolio includes significant exposure in the form of derivatives, that the APS does not meet the criteria to be treated as a financial guarantee contract. The contract has been accounted for as a derivative financial instrument. It is recognised at fair value of £550 million (2009 - £1,400 million) and included within the Derivative asset balance sheet caption. Changes in fair value of £1,550 million (2009 - nil) were recognised in profit or loss within Income from trading activities. Details of the valuation methodology for the APS are set out in Note 12 Financial instruments on pages 320 and 321.

There is no change in the recognition and measurement of the covered assets as a result of the APS. Impairment provisions on covered assets measured at amortised cost are assessed and charged in accordance with the Group's accounting policy; held-for-trading assets, assets designated at fair value and available-for-sale assets within the APS portfolio continue to be measured at fair value with no adjustments to reflect the protection provided by the APS. There is no change in how gains and losses on the covered assets are recognised in the income statement or in other comprehensive income.

The Group also participates in a number of schemes operated by the Bank of England and the UK Government and made available to eligible banks and building societies.

Bank of England facilities include:

•         Open market operations - these provide market participants with funding at market rates on a tender basis in the form of short and long-term repos on a wide range of collateral and outright purchases of high-quality bonds to enable them to meet the reserves that they must hold at the Bank of England.

•         The special liquidity scheme - this was launched in April 2008 to allow financial institutions to swap temporarily illiquid assets for treasury bills, with fees charged based on the spread between 3-month LIBOR and the 3-month gilt repo rate. The scheme will operate for up to three years after the end of the drawdown period (30 January 2009) at the Bank of England's discretion.

As at 31 December 2010, the Group's utilisation of these facilities amounted to £16.1 billion (2009 - £21.4 billion; 2008 - £41.8 billion).

Government credit guarantee scheme
Announced in October 2008, the scheme provides a guarantee on eligible new debt issued by qualifying institutions for a fee. The fee, payable to HM Treasury on guaranteed issues is based on a per annum rate of 50 basis points plus 100% of the institution's median five-year credit default swap (CDS) spread during the twelve months to 7 July 2008.

As at 31 December 2010, the Group had obtained funding from the Bank of England and issued debt guaranteed by the Government totalling £41.5 billion (2009 - £51.5 billion; 2008 - £32.2 billion).

Other related parties

a)     In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

c) In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

d)     The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.

For further information, please contact:-

Group Media Centre
+44 (0) 131 523 4205

Investors
Richard O'Connor
Head of Investor Relations
+44 (0) 207 672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 March 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary